File No. 69-479

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

CLECO CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. **Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.**

Claimant, Cleco Corporation (Cleco), is incorporated under the laws of the State of Louisiana and is located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360. Cleco is a “holding company” under the Public Utility Holding Company Act of 1935 (Act). Cleco and Cleco Power LLC, the only public utility company subsidiary of Cleco, are predominantly intrastate in character and carry on their business substantially in Louisiana, the state of incorporation for both entities. Cleco’s business is the holding of all of the outstanding capital stock of its subsidiaries.

Claimant has the following subsidiaries, all of which are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360 unless otherwise noted:

A. Cleco Power LLC (Cleco Power), the successor to Cleco Utility Group Inc., is a limited liability company organized under the laws of the State of Louisiana. It is an operating electric public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in portions of north, central, south central and southeast Louisiana. Cleco Power supplies retail electric service and electric power for resale to approximately 264,000 customers, and is engaged in energy management services.

B. Cleco Midstream Resources LLC (Cleco Midstream), a wholly owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and serves as an intermediary holding company, with its subsidiaries engaged in energy procurement, wholesale generation project development, exempt wholesale generation, natural gas pipeline operations, generation facilities operations and maintenance, and energy management services.

1. Acadia Power Holdings LLC (Acadia Holdings), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and serves as an intermediary holding company, that owns a 50% interest in Acadia Power Partners LLC (Acadia Partners) which is an EWG. See Item 4 (a) (2) below for additional information on Acadia Partners.

a. Acadia Partners Pipeline LLC (Acadia Pipeline), a wholly owned subsidiary of Acadia Partners, is organized under the laws of the State of Louisiana and owns an intrastate natural gas pipeline connecting Acadia Partners' natural gas-fired power plant to the interstate natural gas transmission grid. This pipeline became operational in the summer of 2002 when construction of Acadia Partners' power plant was completed.

2. Cleco Business Development LLC, a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and is an inactive subsidiary.

3. Cleco Columbian LLC, a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and is an inactive subsidiary.

4. Cleco Energy LLC (Cleco Energy), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Texas and is located at 1155 Dairy Ashford, Suite 700, Houston, Texas 77079. Cleco Energy engages primarily in the wholesale marketing of natural gas, as well as natural gas production, gathering and transmission.

Each of Cleco Energy's subsidiaries is located at 1155 Dairy Ashford, Suite 700, Houston, Texas 77079 unless otherwise noted in the description that follows:

a. DeSoto Pipeline Company, Inc., a wholly owned subsidiary of Cleco Energy, is incorporated under the laws of the State of Louisiana and engages in the ownership and operation of intrastate natural gas transmission pipelines.

b. Four Square Production, LLC, a wholly owned subsidiary of Cleco Energy, is organized under the laws of the State of Texas and engages in the ownership and operation of oil and natural gas producing wells.

c. Hudson, SVD LLC (Hudson SVD), owned 50% by Cleco Energy is organized under the laws of the State of Texas and owns a natural gas gathering system. Hudson SVD and its subsidiary, Providence Partners, LLC, are located at 2810 West Frank, Lufkin, Texas 75904.

(i) Providence Partners, LLC, owned 93% by Hudson SVD is organized under the laws of the State of Texas and engages in the development and operation of a natural gas gathering system and natural gas processing plant.

5. Cleco Generation Services LLC (Cleco Generation), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and is a services company that provides electric power plant operations and maintenance expertise to Cleco Evangeline and Perryville Partners' power plants. See Items 4 (a) (1) and 4 (a) (3) below for additional information on Cleco Evangeline and Perryville Partners, respectively.

6. Cleco Marketing & Trading LLC (Cleco Marketing), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and provided energy management services prior to May 2003. Cleco Marketing does not own or operate facilities for the generation, transmission, or distribution of electric or natural gas energy for sale.

7. Perryville Energy Holdings LLC (Perryville Holdings), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and serves as an intermediary holding company. Its subsidiary, Perryville Energy Partners, L.L.C. (Perryville Partners) is an EWG. On January 28, 2004, Perryville Holdings and Perryville Partners filed voluntary petitions in the U.S. Bankruptcy Court for the Western District of Louisiana in Alexandria (Bankruptcy Court) for protection under chapter 11 of the U.S. Bankruptcy Code. See Item 4 (a) (3) below for additional information on Perryville Partners.

8.   CLE Intrastate Pipeline Company LLC (CLE Pipeline), a wholly owned subsidiary of Cleco Midstream, is incorporated under the laws of the State of Louisiana. CLE Pipeline operates an intrastate natural gas transmission pipeline connecting Cleco Evangeline LLC's (Cleco Evangeline) natural gas-fired power plant to the interstate natural gas transmission grid. See Item 4 (a) (1) below for additional information on Cleco Evangeline.

C.   Cleco Support Group LLC, a wholly owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and provides joint and common administrative support services to Cleco and its affiliates in the areas of information technology; finance, cash management, accounting and auditing; human resources; corporate communications; project consulting; risk management; strategic and corporate development; legal, ethics and compliance; and other administrative services. It also provides electric power plant operations, maintenance, and engineering expertise to Cleco Power, Cleco Evangeline, Perryville Partners, and Acadia Partners' power plants and potentially to other generation owners, such as utilities, EWGs, rural electric cooperatives, municipal electric systems, and manufacturing industries with plant site generation.

D.   CLE Resources, Inc. (CLE Resources), a wholly owned subsidiary of Cleco, is incorporated under the laws of the State of Delaware and is located at 1105 N. Market Street, Suite 1300, Wilmington, Delaware 19801. The sole function of CLE Resources is to provide financing for certain Cleco subsidiaries.

E.   Cleco Innovations LLC (Cleco Innovations), a wholly owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and serves as an intermediary holding company.

1.   Cleco ConnexUs LLC, a wholly owned subsidiary of Cleco Innovations, is organized under the laws of the State of Louisiana and is currently inactive.

2.   Diversified Lands LLC, a wholly owned subsidiary of Cleco Innovations, is organized under the laws of the State of Louisiana and its sole function is to manage and develop real estate property.

3.   UTS, LLC, a wholly owned subsidiary of Cleco Innovations, is organized under the laws of the State of Louisiana and is currently inactive.

2.   **A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.**

A.   Cleco does not own any property used for the generation, transmission, or distribution of electric energy for sale, or for the production, transmission or distribution of natural gas or manufactured gas.

B.   As of December 31, 2003, Cleco Power owned electric generating facilities with an aggregate net capacity of approximately 1,359 megawatts (MW). Cleco Power's ownership interests in generation facilities, which it uses to serve its retail customers and to make wholesale sales of electric energy, are as follows:

Generating Facility	Location	% Ownership	MW Owned
Dolet Hills	Mansfield, LA	50	325
Franklin	Franklin, LA	100	7
Rodemacher #1	Lena, LA	100	440
Rodemacher #2	Lena, LA	30	157
Teche	Baldwin, LA	100	430

As of December 31, 2003, Cleco Power also owned an electric transmission system (69 Kilovolts (kV) and above) of approximately 1,209 circuit miles, including 17 miles of 69 kV lines; 663 miles of 138 kV lines; 462 miles of 230 kV lines; and 67 miles of 500 kV lines, and an electric distribution system of approximately 11,132 circuit miles, including 644 circuit miles of underground distribution. Electric substation capacity associated with the above-described electric system consisted of 224 distribution substations with a total installed transformer capacity of 1,844 Megavolts - ampere (MVa) and 69 transmission substations with a total installed transformer capacity of 9,068 MVa. The electric generating stations and substations, transmission and distribution systems, general office building, central warehouse, regional customer service offices/centers, and call center are all located in Louisiana.

As of December 31, 2003, Cleco Power did not own any properties for the production, transmission or distribution of natural gas or manufactured gas.

3. **The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:**

    (a) **Number of kWh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.**

	Electricity	Gas
Cleco	None	None
Cleco Power	9,891,200,000	None
State of Sale	Louisiana	None
Revenue from Sale	$701,037,276	None

    (b) **Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.**

	Electricity	Gas
Cleco	None	None
Cleco Power	None	None

    (c) **Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.**

	Electricity	Gas
Cleco	None	None
Cleco Power	None	None
State of Sale	None	None
Revenue from Sale	None	None

    (d) **Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.**

	Electricity	Gas
Cleco	None	None
Cleco Power	None	None
State of Purchase	None	None
Cost from Purchase	None	None

4.   **The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:**

Cleco is not an EWG or a foreign utility company but does hold an indirect interest in three companies (Cleco Evangeline, Acadia Partners and Perryville Partners) that are authorized EWGs as defined in the Act. Cleco's indirect interest is in the form of an investment of $88.8 million in Cleco Midstream, a holding company with direct interest in Cleco Evangeline and Perryville Partners, and an indirect interest through a wholly owned subsidiary in Acadia Partners.

(a)   **Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.**

(1)   Cleco Evangeline, a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and owns a 775-MW electric generation facility. Commercial operation of the facility began in July 2000. Cleco Evangeline has entered into a Capacity Sale and Tolling Agreement with Williams Energy (Williams), whereby, for 20 years Williams has the right to own, dispatch, and market the electricity produced by the facility. Cleco Evangeline collects a fee from Williams for operating and maintaining the facility. Cleco Evangeline's generation facility is located in central Louisiana at 2180 St. Landry Hwy., St. Landry, Louisiana 71367.

(2)   Acadia Partners, owned 50% by Acadia Holdings, is organized under the laws of the State of Delaware and owns a 1,160- MW electric generation facility. Commercial operation of Power Blocks 1 and 2 (580 MW each) of the facility commenced on July 1, 2002, and August 2, 2002, respectively. Acadia Partners has entered into a Capacity Sale and Tolling Agreement with Calpine Energy Services, L.P. (Calpine) for each of the respective Power Blocks, whereby, Calpine will supply the natural gas needed to fuel the plant and will own, dispatch, and market the plant's output until 2022. Acadia Partners collects a fee from Calpine for the reserved capacity of each Power Block. Acadia Partners' generation facility is located in southwest Louisiana at 30385 Crowley-Eunice Hwy., Eunice, Louisiana 70535.

(3) Perryville Partners, a wholly owned subsidiary of Perryville Holdings, is organized under the laws of the State of Delaware and owns and operates a 718-MW natural gas-fired power plant (Perryville Facility). The Perryville Facility consists of approximately 562 MW of combined-cycle capacity and approximately 156 MW of peaking capacity. The Perryville Facility is located in northeast Louisiana at 11140 Highway 165 North, Sterlington, Louisiana 71280.

On January 28, 2004, Perryville Partners reached an agreement (Sale Agreement) to sell the Perryville Facility to Entergy Louisiana, Inc. (ELI) and also entered into a power purchase agreement (Power Purchase Agreement) with Entergy Services, Inc. (ESI), whereby ESI will have exclusive rights to purchase the output of the Perryville Facility until the earlier to occur of (i) the closing of the sale to ELI or (ii) December 31, 2004. The Sale Agreement, which is subject to the Bankruptcy Court approval, provides for conditions customary to closing, including requisite regulatory approvals, as well as other covenants, representations, and warranties. In addition, a condition to closing the sale to ELI is ELI's regulatory approval for full recovery of all costs in acquiring the Perryville assets through base rates, fuel adjustment charges or other such rates or regulatory treatment as deemed solely acceptable to ELI. If certain conditions to closing are not satisfied or waived on or before September 30, 2005, the Sale Agreement may be terminated. Cleco provided a guarantee to ELI for Perryville Partners' performance obligations under the Sale Agreement, the Power Purchase Agreement and other ancillary agreements related to the sale to ELI. Subject to certain conditions, ESI has the option to extend the Power Purchase Agreement through September 30, 2005; however, the Power Purchase Agreement automatically terminates upon termination of the Sale Agreement. The Power Purchase Agreement provides that ELI will supply natural gas to the Perryville Facility and is exclusively entitled to all capacity and energy output from the facility. In addition, the Power Purchase Agreement obligates Perryville Partners to provide energy conversion services, with specified performance parameters, when requested by ESI.

On January 28, 2004, to facilitate an orderly sales process, Perryville Partners and Perryville Holdings filed voluntary petitions in the Bankruptcy Court for protection under chapter 11 of the U.S. Bankruptcy Code.

(b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

(1) Cleco Evangeline is a wholly owned subsidiary of Cleco Midstream, which is a wholly owned subsidiary of Cleco.

(2) Acadia Partners is owned 50% by Acadia Holdings, which is a wholly owned subsidiary of Cleco Midstream, which is a wholly owned subsidiary of Cleco.

(3) Perryville Partners is a wholly owned subsidiary of Perryville Holdings, which is a wholly owned subsidiary of Cleco Midstream, which is a wholly owned subsidiary of Cleco.

(c) **Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.**

Financing documents, providing for debt or equity financing of Cleco Evangeline and involving Cleco or its affiliates, are as follows:

(1) Equity Contribution Agreement, by Cleco in favor of Cleco Evangeline as a condition precedent to the issuance of Cleco Evangeline's Senior Secured Bonds. Cleco is obligated to contribute or cause to be contributed to Cleco Evangeline, from time to time, for the benefit of the secured parties, an equity contribution on the date and in the amount specified in the agreement. Pursuant to the terms of this agreement, $43.6 million was contributed by Cleco Midstream to Cleco Evangeline guaranteed by Cleco during 2000. Cleco Evangeline returned $14.9 million and $9.0 million of the equity contribution to Cleco Midstream in 2001 and 2003, respectively. The equity contribution by Cleco Midstream to Cleco Evangeline was $17.6 million as of December 31, 2003. As of December 31, 2003, there are no further obligations under this agreement.

(2) If Cleco Evangeline fails to perform certain obligations under its tolling agreement, Cleco will be required to make payments to the tolling agreement counterparty, Williams. Cleco's obligation under the Cleco Evangeline commitment is in the form of a standby letter of credit from investment-grade banks and is limited to $15.0 million. The letter of credit for Evangeline is expected to be renewed annually until the year 2020.

Financing documents, providing for debt or equity financing of Acadia Partners and involving Cleco or its affiliates, are as follows:

(1)   Equity Contribution Agreement, by and between Acadia Partners, Calpine Corporation, and Cleco. This is an agreement to which Calpine Corporation and Cleco have agreed to contribute, or cause to be contributed, equity contributions in order to finance the cost of constructing the project. As of December 31, 2003, Cleco Midstream had contributed $264.1 million to Acadia Partners. As of December 31, 2003, there are no further obligations under this agreement.

(2)   If Acadia Partners cannot pay the contractor that built the plant, Cleco will be required to pay 50% of the total for the current contractor's amount outstanding. Cleco's obligation under the Acadia Partners' arrangement is in the form of a guarantee. At December 31, 2003, Cleco's 50% portion of the current contractor's amount outstanding was approximately $0.2 million. The guarantee issued to Acadia Partners' construction contractor is in force until the final payment is made by Acadia Partners.

Financing documents, providing for debt or equity financing of Perryville Partners and involving Cleco or its affiliates, are as follows:

(1)   Equity Contribution Agreement, by and between Perryville Partners and Cleco. This is an agreement to which Cleco has agreed to contribute, or cause to be contributed, equity contributions in order to finance a portion of the cost of constructing the project. As of December 31, 2003, Cleco Midstream had contributed $71.4 million to Perryville Partners. As of December 31, 2003, there are no further obligations under this agreement.

(2) As a result of Mirant Corporation's (Mirant) bankruptcy and Mirant Americas Energy Marketing, LP's (MAEM) failure to make payments under the Capacity Sale and Tolling Agreement between Perryville Partners and MAEM, all obligations of Perryville Partners to make principal and interest payments under the Subordinated Loan Agreement, dated as of August 23, 2002, between Perryville Partners and Mirant Americas, Inc. (MAI) (Subordinated Loan Agreement), as well as the accrual of additional interest, have been indefinitely suspended. At December 31, 2003, the amount outstanding under the Subordinated Loan Agreement was $98.7 million.

To the extent there are future obligations of Perryville Partners to Mirant Americas, Inc. (MAI) under the Subordinated Loan Agreement, Perryville Partners may, but is not required to, elect to exercise a right of set off of any amounts due under the Subordinated Loan Agreement against Perryville Partner's damage claims against MAI. MAI has waived any such right of set off. Pursuant to the Construction and Term Loan Agreement, dated as of June 7, 2001, between Perryville Partners and KBC Bank N.V., as a agent bank (Senior Loan Agreement), in connection with Perryville Partners exercising a right of set off and receiving cash distributions, Perryville Partners would be obligated to prepay its obligations under the Senior Loan Agreement in an amount equal to the present value of all recoveries that otherwise would be payable to Perryville Partners by Mirant with respect to the amount of set off under any plans of bankruptcy proceedings for Mirant or scheduled distributions to creditors involving Mirant were the right of set off not invoked. In such event and prior to receiving cash distributions, Perryville Partners also would be required to cause Cleco to provide credit support in the form of a guarantee of Perryville Partner's prepayment obligation in an amount equal to 50% of the amount to be set off, not to exceed $50.0 million. This credit support must be provided in the form of a letter of credit if Cleco does not have or maintain an investment grade credit rating while the obligation is outstanding. Failure by Cleco to provide the credit support could trigger a power of attorney empowering the lenders to waive Perryville Partner's right of set off. To the extent Perryville Partners waives its right of set off and set off is nevertheless effectuated, despite Perryville Partner's and MAI's waiver of their rights of set off, Perryville Partners is required to prepay to its lenders an amount equal to 25% of any amount set off. The extent to which Perryville and the Mirant debtors can exercise any setoff right which they may have under the relevant documents or otherwise is subject to the United States Bankruptcy code and Bankruptcy Court approval.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

	Cleco Evangeline	Acadia Partners	Perryville Partners
Long-term debt	$ 202,750,000	$ - 0	$ 98,650,000
Equity	$ 35,439,382	$ 489,234,121	$ (7,414,847)
Net Income (Loss)	$ 3,708,253	$ 159,708,412	$ (88,871,140)

(e) **Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).**

All of the following contracts (1 - 11) pertain to the generation facilities of Cleco Evangeline specified in item 4(a)(1) above.

(1) Operation and Maintenance Agreement, between Cleco Evangeline and Cleco Generation, pursuant to which Cleco Generation provides operation and maintenance services to Cleco Evangeline, as operator. Cleco Evangeline is to pay Cleco Generation for all actual costs for (i) labor, (ii) materials, consumables and repair parts, (iii) certain taxes paid by Cleco Generation under this agreement, (iv) payments to subcontractors or other service providers, (v) engineering and technical services that Cleco Evangeline requests and that are provided by Cleco Generation and (vi) additional reasonable overhead expenses fairly allocated to services provided by Cleco Generation. Payments by Cleco Evangeline to Cleco Generation for the year ended December 31, 2003 totaled $2,293,326.

(2) Guaranty of Operation and Maintenance Agreement, between Cleco and Cleco Evangeline, pursuant to which Cleco guarantees to Cleco Evangeline Cleco Generation's performance obligations under the Operation and Maintenance Agreement.

(3) Gas Transportation Agreement, between Cleco Evangeline and CLE Pipeline pursuant to which CLE Pipeline is to transport Cleco Evangeline's natural gas fuel requirements via CLE Pipeline's lateral transmission pipelines from nearby interconnections with third party mainline transmission pipelines. The transportation rate consists of a monthly demand charge plus a commodity charge per million British thermal units (MMBtu) of natural gas delivered.

(4)   <u>Guaranty of Gas Transportation Agreement</u>, between Cleco and Cleco Evangeline, pursuant to which Cleco guarantees CLE Pipeline's performance obligations under the Gas Transportation Agreement.

(5)   <u>Interconnection Agreement</u>, between Cleco Evangeline and Cleco Power, pursuant to which Cleco Evangeline's generation facilities are interconnected to Cleco Power's adjacent transmission facilities. Cleco Evangeline is obligated to construct, own, operate and maintain all the interconnection facilities and equipment on its side of the point of interconnection and Cleco Power is obligated to construct, own, operate, and maintain the interconnection facilities and equipment on its side of the point of interconnection. Pursuant to this agreement, Cleco Evangeline has reimbursed Cleco Power its construction costs for these customer specific interconnection facilities.

(6)   <u>Agreement for Electric Service</u>, between Cleco Power and Cleco Evangeline, pursuant to which Cleco Power will make retail sales for a 10-year period to Cleco Evangeline pursuant to Cleco Power's Louisiana Public Service Commission (LPSC) Rate Schedule GS and its Rider Schedule for Long-Term Economic Development Service, subject to approval by the LPSC.

(7)   <u>Master Use Agreements for Transfer of Assets, Goods, and Services</u>, between Cleco Evangeline and each of the following entities: Cleco, Cleco Power, CLE Pipeline, CLE Resources, Cleco Energy, Cleco Marketing, Cleco Generation, Cleco Support Group and Cleco Midstream, pursuant to which Cleco Evangeline and the counterparties agree that each will provide for the use by and benefit of the other party any assets, goods, and services that they mutually agree upon. Depending upon the types of property transferred, the transferee pays the transferor the fair market value, fully loaded cost or list price for any assets, goods, or services.

(8)   <u>Human Resources Master Services Agreements</u>, between Cleco Evangeline and each of the following entities: Cleco, Cleco Power, CLE Pipeline, CLE Resources, and Cleco Energy, Cleco Marketing, Cleco Generation, Cleco Support Group, and Cleco Midstream, pursuant to which Cleco Evangeline may agree to designate certain of its employees to provide services for the counterparty and/or the counterparty may agree to designate certain of its employees to provide services for Cleco Evangeline. The party borrowing the employees is required to pay the loaning party the aggregate labor charges attributable to the loaned employees, which includes direct payroll costs, employee salaries, and benefits, as well as a share of departmental expenses.

(9)   <u>Consents to Assignment to Lenders</u>, among Cleco Evangeline, Bank One (the Collateral Agent), and each of Cleco, Cleco Power, CLE Pipeline, Cleco Midstream, Cleco Generation, Cleco Marketing, CLE Resources and Cleco Energy, pursuant to which those parties consent to the collateral assignment of all the foregoing agreements by Cleco Evangeline to the Collateral Agent to secure Cleco Evangeline's financing.

(10)   <u>Act of Assignment and Assumption of Leases and Servitudes and Sale of Movables</u>, between Cleco Power and Cleco Evangeline, pursuant to which Cleco Power assigned to Cleco Evangeline multiple long-term leases that provide for the use of the cooling canal and lakes utilized for water discharged from the generation facilities.

(11)   <u>Act of Lease between Cleco Power and Cleco Evangeline</u>, pursuant to which Cleco Power leased to Cleco Evangeline certain property for use as general office space and unreserved parking space for $1,976 per month effective December 1, 2001, until December 31, 2003.

All of the following contracts (12-15) pertain to the generation facilities of Acadia Partners specified in item 4 (a)(2) above.

(12)   <u>Interconnection and Operating Agreement</u>, between Acadia Partners and Cleco Power, pursuant to which Acadia Partners' generation facilities are interconnected to Cleco Power's adjacent transmission facilities and the transmission system of Entergy Services, Inc. Acadia Partners is obligated to construct, own, operate and maintain all the interconnection facilities and equipment on its side of the point of interconnections and Cleco Power is obligated to construct, own, operate, and maintain the interconnection facilities and equipment on its side of the point of interconnection. Pursuant to this agreement, Acadia Partners has reimbursed Cleco Power its construction costs for these customer specific interconnection facilities.

(13)   <u>Agreement for Electric Services</u>, between Cleco Power and Acadia Partners, pursuant to which Cleco Power will make retail sales for a 5-year period to Acadia Partners pursuant to Cleco Power's Louisiana Public Service Commission (LPSC) Rate Schedule GS and its Rider Schedule for Long-Term Economic Development Service, subject to approval by the LPSC.

(14) Service Agreement for Cleco Power LLC Ancillary Services, by and between Cleco Power and Acadia Partners, pursuant to which Acadia Partners can make wholesale or retail deliveries leaving Cleco Power's control area, using another party's transmission, without Cleco Power receiving compensation for such service under Cleco Power's Open Access Transmission Tariff (OATT). In return, Cleco Power will charge Acadia Partners a fee of $.1233 per MWh for scheduling, system control and dispatch services for all transactions sourced from Acadia Partners' generation facility and scheduled by Cleco Power.

(15) Limited Guarantee, by Cleco in favor of Acadia Partners, whereby if Acadia Partners cannot pay the contractor who built its plant, Cleco will be required to pay 50% of the current amount outstanding. At December 31, 2003, Cleco's 50% portion of the contractor's current amount outstanding was approximately $0.2 million. The guarantee on the Acadia Partner construction contracts will cease upon full payment of those contracts. Management expects Acadia Partners to have the ability to pay its contractor as scheduled and does not expect Cleco to pay on behalf of Acadia Partners.

All of the following contracts (16 – 20) pertain to the generation facilities of Perryville Partners specified in item 4(a)(3) above.

(16) Operations and Maintenance Agreement, by and between Perryville Partners and Cleco Generation, pursuant to which Cleco Generation is to provide certain services relating to the overall management of the generation facilities, including the operation, maintenance and repair of the facilities. For its services under the agreement, Cleco Generation shall be paid an amount equal to (i) its total direct and indirect costs (such as the costs attributable to office occupancy, employee compensation incentives, fringe benefits, and depreciation) incurred in connection with the performance of the operation and maintenance services; provided, however, Perryville Partners must approve in writing the payment of any such costs that are in excess of one hundred ten percent (110%) of the operating budget; plus (ii) an amount equal to fifteen percent (15%) of the costs.

(17) Limited Guarantee, by Cleco in favor of Perryville Partners, whereby Cleco guarantees Perryville Partners' portion of the payments pursuant to the Engineering Procurement and Construction Contract. The guarantee shall not exceed the current contractor's amount outstanding. At December 31, 2003, $0.2 million was available in a restricted cash account to pay the contractor which reduced Cleco's exposure in respect of this obligation to zero.

(18)   Tax Benefit Allocation Agreement, by and between Cleco Generation and Perryville Partners, for the purpose of reimbursement to Perryville Partners for certain state and local tax incentives.

(19)   Pipeline Operating Agreement, by and between Perryville Partners and Cleco Energy, pursuant to which Cleco Energy is to perform all routine work, including but not limited to, operation, repair, improvement, maintenance, alteration, inspection, testing, protection, and other operations and activities with respect to the natural gas pipeline facilities, which interconnect with the Perryville Facility.

(20)   Administrative Services Agreement, by and between Perryville Partners and Cleco Midstream, whereby Cleco Midstream is to provide bookkeeping, accounting, auditing, tax and other administrative services as needed. Payment for these services includes reimbursement for total direct and indirect costs plus a 5% fee.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February 2004.

Cleco Corporation

By: /s/ R. Russell Davis
       R. Russell Davis
       Vice President & Controller
       Principal Accounting Officer

Corporate Seal

Attest:

By: /s/ Judy P. Miller
      Judy P. Miller
      Corporate Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

R. Russell Davis	With Copy to:
Vice President & Controller	Timothy S. Taylor
(Principal Accounting Officer)	Baker Botts L.L.P.
Cleco Corporation	One Shell Plaza
2030 Donahue Ferry Road	910 Louisiana
Pineville, LA 71360	Houston, TX 77002-4995
Phone: (318) 484-7400	Phone: (713) 229-1184
Fax: (318) 484-7540	Fax: (713) 229-7784

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The claimant undertakes to file an amendment to this Statement with the statements and balance sheets required to be filed as Exhibit A promptly following the filing of the claimant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 with the Securities and Exchange Commission.

EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

See attached statement labeled EXHIBIT B.